UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-136061

____________

A. (Full title of the Plan)

The Dress Barn, Inc. 401(k) Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) The Dress Barn, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901 845-369-4500

THE DRESS BARN INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of July 31, 2009 and 2008	2

Statement of Changes in Assets Available for Benefits for the
Year Ended July 31, 2009	3

Notes to Financial Statements as of July 31, 2009 and 2008 and for the
Year Ended July 31, 2009	4-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
As of July 31, 2009	11

SIGNATURE	12

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	13

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
The Dress Barn, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of assets available for benefits of The Dress Barn, Inc. 401(k) Savings Plan (the “Plan”) as of July 31, 2009 and 2008, and the related statement of changes in assets available for benefits for the year ended July 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2009 and 2008, and the changes in assets available for benefits for the year ended July 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of July 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
January 27, 2010

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant directed investments-at fair value:
Mutual funds	$55,015,809	$64,561,520
Common collective trust	12,748,687	10,879,582
The Dress Barn Unitized Portfolio	6,110,624	5,950,126
Participant loans	3,233,330	3,429,574

Total investments	77,108,450	84,820,802

Receivables:
Employer contributions	312,935	467,315
Participant contributions	66,529	67,988

Total receivables	379,464	535,303

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	77,487,914	85,356,105

Adjustment from fair value to contract value for fully benefit-responsive investment
contracts	281,892	439,813

ASSETS AVAILABLE FOR BENEFITS	$77,769,806	$85,795,918

See notes to financial statements.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2009

ADDITIONS:
Contributions:
Participant contributions	$5,504,346
Employer contributions	1,692,735
Participant rollovers	44,683

Total contributions	7,241,764

Investment income:
Dividend income	1,463,348
Interest	695,560

Total investment income	2,158,908

Total additions	9,400,672

DEDUCTIONS:
Net depreciation in fair value of investments	12,238,357
Benefits paid to participants	5,155,172
Administrative expenses	33,255

Total deductions	17,426,784

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(8,026,112)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	85,795,918

End of year	$77,769,806

See notes to financial statements.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2009 AND 2008, AND FOR THE YEAR ENDED JULY 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the The Dress Barn, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan’s provisions.

General-The Plan is a defined contribution plan covering substantially all employees of The Dress Barn, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. CitiStreet was appointed as the recordkeeper and State Street Bank was appointed as the trustee of the Plan, effective as of August 1, 2006. On July 1, 2008, ING Group acquired CitiStreet from State Street Corporation and Citigroup, CitiStreet's former owners.  Subsequently, CitiStreet changed its name to ING.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions-Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. Effective February 1, 2005, the Company's discretionary matching contribution was 5% of the participant's quarterly compensation. During the year ended July 31, 2009, the Company's matching contributions totaled $1,852,060. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2009. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation. The Plan currently offers fifteen mutual funds, a common collective trust, and The Dress Barn Unitized Portfolio as investment options for participants.

Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Participant Loans-Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $1,000. Generally, the term of the loan may not exceed five years. However, if the term of the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits-On termination of service, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts-At July 31, 2009 and 2008, forfeited non-vested accounts totaled $142,558 and $204,512, respectively. These accounts may be used to reduce future employer contributions, pursuant to the Plan document. The forfeited non-vested amounts used to reduce employer contributions for the year ended July 31, 2009 were $159,325.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties-The Plan utilizes various investment instruments, including The Dress Barn Unitized Portfolio, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the financial statements. Plan management also believes, the recent global financial crisis and recent distress in the financial markets has resulted in extreme volatility in security prices, and a resulting decline in the Plan’s investment valuation. It is difficult to predict how long the current economic, capital and credit market conditions will continue and plan management cannot estimate what impact they will have on the investment securities of the Plan.

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments in mutual funds are valued based on quoted market prices. The Dress Barn Unitized Portfolio is valued at based on unit values which are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The MetLife Stable Value Fund is a common collective trust (“CCT”) which is an investment fund of Metropolitan Life Insurance Company. The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. In addition, the CCT invests in fixed income securities issued by banks, corporations and the U.S. Government. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, Metropolitan Life Insurance Company considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security (Note 7).  In accordance with Financial Accounting Standards Board Staff Position (“FSP”) No. AAG INV-1 and Statement of Position (“SOP”) 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP No. AAG INV-1 and SOP 94-1-1”), the statements of assets available for benefits present The Met Life Stable Value Fund, which invests primarily in benefit-responsive investment contracts, at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is presented at contract basis and is not affected by FSP No. AAG INV-1 and SOP 94-1-1. Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in common/collective trusts (pooled) funds is determine by each fund’s trustee based on the fair value of  the underlying securities within the fund, which represent the net asset value of shares held by the Plan at year end.

Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation (depreciation) in fair value of investments.

Administrative Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2009 and 2008.

During the year ended July 31, 2009 certain loans in the amount of $373,483 were distributed to participants for tax purposes in the form of deemed distributions. These amounts were included in benefits paid to participants on the statement of changes in assets available for benefits.

Subsequent Events - In preparing the accompanying financial statements, the Plan evaluated events occurring between the end of our fiscal year, July 31, 2009 and January 27, 2010 when the financial statements were issued.  See Note 11 to the Financial Statements.

3.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provision of SFAS No. 157 on August 1, 2008 and it did not have an impact on the statements of assets available for benefits or the statement of changes in assets available for benefits.

On October 10, 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS No. 157-3”) which clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS No. 157-3 was effective immediately and included those periods for which financial statements had not been issued. The adoption of FSP FAS No. 157-3 did not have a material impact on the Plan’s Financial Statements.

4.	Fair Value Measurements

Effective August 1, 2008, the Plan adopted SFAS No. 157, which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS No. 157, the types of plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by ING. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/collective Trust, SSgA S&P 500 Index Fund and The Dress Barn Unitized Portfolio:

The fair value of the investments in common/collective trusts (pooled) funds is determine by each fund’s trustee based on the fair value of  the underlying securities within the fund, which represent the net asset value of shares held by the Plan at year end. The investment in SsgA S&P 500 Index Fund is a public investment security valued using the NAV provided by State Street. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

The investment in The Dress Barn Unitized Portfolio are carried at fair value based on the closing price on NASDAQ. Investments in The Dress Barn Unitized are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit values of The Dress Barn Unitized Portfolio fund were $7.47 and $7.61 on July 31, 2009 and 2008, respectively.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

The table below segregates all financial assets and liabilities as of July 31, 2009 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level with in the fair value hierarchy based on the inputs used to determine the fair value at the measurement

Description	July 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Inobservable Inputs (Level 3)
Dress Barn Unitized Portfolio	$6,110,624	$--	$6,110,624	$--
Mutual Funds	55,015,809	52,408,221	2,607,588	--
Common/Collective Trust	12,748,687	--	12,748,687	--
Participant Loans	3,233,330	--	--	3,233,330

Total	$77,108,450	$52,408,221	$21,466,899	$3,233,330

The following table provides a reconciliation of the beginning and ending balances of the investment securities measured at fair value using significant unobservable inputs (Level 3):

Level 3 (Unobservable inputs)	Participant Loans

Balance at beginning of period, August 1, 2008	$3,429,574
Loan originations and repayments, net	(196,244)
Balance as of July 31, 2009	$3,233,330

5.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's assets available for benefits as of July 31, 2009 and 2008 are as follows:

	2009	2008

American Funds Bond Fund of America, 569,312 and 536,016 shares, respectively	$6,530,007	$6,598,355
American Funds Growth Fund of America, 183,673 and 184,771 shares, respectively	4,454,077	5,617,045
Columbia Acorn, 290,055 and 273,643 shares, respectively	6,166,573	7,076,402
American Funds EuroPacific, 170,544 and 162,164 shares, respectively	5,820,671	7,094,691
T. Rowe Price Retirement Income R, 545,113 and 564,773 shares, respectively	6,252,441	7,054,019
MetLife Stable Value Fund, 868,260 and 780,809 shares, respectively (1)	12,748,687	10,879,582
Goldman Sachs Mid Cap Value Fund, 164,589 and 162,682 shares, respectively	4,126,256	5,290,411
Dress Barn Unitized Portfolio, 386,108 and 361,208 shares, respectively	6,110,624	5,950,126
Eaton Vance Large Cap Value A, 864,080 and 846,970 shares, respectively	12,788,383	17,015,634

 (1) The investment in the MetLife Stable Value Fund at contract value amounted to $13,030,579 and $11,319,395 as of July 31, 2009 and July 31, 2008, respectively.

During the year ended July 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Dress Barn Unitized Portfolio	$(90,405)
SSgA S&P 500 Flagship Securities Lending Series Fund Class F	(564,390)
American Funds Bond Fund of America	(409,200)
Eaton Vance Large Cap Value A	(4,428,990)
American Funds Growth Fund of America	(1,085,646)
Goldman Sachs Mid Cap Value A	(1,168,430)
Fidelity Advisor Mid Cap T	(1,583,057)
ING MidCap Opportunities Port S	536,885
Allianz NJF Small Cap Value Fund	(84,129)
Columbia Acorn	(1,227,723)
American Funds EuroPacific	(1,451,562)
Columbia US Treasury Index Z	(3,246)
T. Rowe Price Retirement Income R	(568,378)
T. Rowe Price Retirement 2010 R	(25,303)
T. Rowe Price Retirement 2020 R	(80,714)
T. Rowe Price Retirement 2030 R	(82,928)
T. Rowe Price Retirement 2040 R	78,859
Net depreciation in fair value of investments	$(12,238,357)

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank, the trustee of the Plan and ING, the record keeper of the Plan.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2009 and 2008, the Plan held 386,108 and 361,208 shares, respectively, of unitized stock of the Company, the sponsoring employer, with a cost basis of $4,299,164 and $4,049,883 respectively. During the year ended July 31, 2009, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	INVESTMENT IN THE METLIFE STABLE VALUE FUND

The Plan includes an investment option to participants in a MetLife Stable Value Fund, a common/collective trust, which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owed by the issuer, MetLife.  The group annuity contract (“GAC”) includes underlying assets which are held in a trust owned by MetLife, through the Plan’s investment in a MetLife separate group annuity contract .  The contract provides that participants execute Plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statement of assets available for benefits.  The GAC‘s fair value equals the fluctuating value of the separate account of the assets backing the contract.  The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

The crediting interest rate was 3.68% at July 31, 2009.  The average yield was 5.57% for the year ended July 31, 2009.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk or the contract issuer or otherwise.  MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by ING. ING received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS.   However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.	RECONCILIATION TO FORM 5500

The following is a reconciliation of the assets available for benefits per the financial statements to Form 5500 as of July 31, 2009 and 2008:

	2009	2008
Statement of assets available for benefits:
Assets available for benefits per financial statements	$77,769,806	$85,795,918
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(281,892)	(439,813)
Assets available for benefits per Form 5500	$77,487,914	$85,356,105

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended July 31, 2009:

2009
Statement of changes in assets available for benefits:
Net decrease in assets per the financial statements	$(8,026,112)
Change in adjustment from contract value to fair value
for fully benefit-responsive investment contracts	157,921
Net loss per Form 5500	$(7,868,191)

The following is a reconciliation of the Plan’s benefits paid to participants per the financial statements to the benefits paid to participants per Form 5500 for the year ended July 31, 2009:

2009
Statement of changes in assets available for benefits:
Benefits paid to participants	$(5,155,172)
Less deemed distribution of participant loans	(373,483)
Benefits paid to participants per Form 5500	$(4,781,689)

11.	SUBSEQUENT EVENT

On November 25, 2009, the Company completed a merger with Tween Brands, Inc. (”Tween”). Effective with the merger, the Tween employees were offered the opportunity to participate in the Plan and to transfer their account balances from the plan sponsored by Tween, into this Plan.

* * * * * *

THE DRESS BARN, INC. 401(k) SAVINGS PLAN	EIN # 06-0812960
PLAN NO: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JULY 31, 2009

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
(a)

* Dress Barn Unitized Portfolio	Unitized Stock		$6,110,624
MetLife Stable Value Fund	Common/Collective Trust		12,748,687
* SSgA 500 Index Fund	Mutual Fund		2,607,588
American Funds Bond Fund of America	Mutual Fund		6,530,007
Eaton Vance Large Cap Value Fund	Mutual Fund		12,788,383
American Funds Growth Fund of America	Mutual Fund		4,454,077
Goldman Sachs Mid Cap Fund	Mutual Fund		4,126,256
* ING MidCap Opportunities Port S	Mutual Fund		2,349,408
Allianz NJF Small Cap Value Fund	Mutual Fund		289,776
Columbia Acorn Fund Class Z	Mutual Fund		6,166,573
American Funds EuroPacific Growth Fund	Mutual Fund		5,820,671
Columbia US Treasury Index Z	Mutual Fund		128,725
T. Rowe Price Retirement Income	Mutual Fund		6,252,441
T. Rowe Price Retirement 2010	Mutual Fund		245,130
T. Rowe Price Retirement 2020	Mutual Fund		848,600
T. Rowe Price Retirement 2030	Mutual Fund		871,752
T. Rowe Price Retirement 2040	Mutual Fund		1,536,422
* Various participants	Participant loans (maturing August 2009-November 2035 at interest rates of 4.25% - 12.0%)		3,233,330
			$77,108,450

   *Party-in-interest
**Cost basis is not required for participant directed investments and therefore is not included.

THE DRESS BARN, INC. 401(k) SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Dress Barn, Inc. 401(k) Savings Plan
(Name of the Plan)

/s/ Armand Correia

Armand Correia
Executive Vice President, Chief Financial Officer and Member of the Plan Committee
The Dress Barn, Inc.

January 27, 2010